UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CAPITAL SOUTHWEST CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140501107

(CUSIP Number)

Daniel R. Zuckerman

155 N. Wacker Drive, Suite 1700

Chicago, IL 60606

312-948-8002

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zuckerman Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,426,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 1,426,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (based on 15,413,532 shares of Common Stock outstanding, per Form 10-Q filed August 7, 2014).
14	TYPE OF REPORTING PERSON IA/OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherwin A. Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,426,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 1,426,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (based on 15,413,532 shares of Common Stock outstanding, per Form 10-Q filed August 7, 2014).
14	TYPE OF REPORTING PERSON IN/HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel R. Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,426,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 1,426,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (based on 15,413,532 shares of Common Stock outstanding, per Form 10-Q filed August 7, 2014).
14	TYPE OF REPORTING PERSON IN/HC

Item 1.	Security and Issuer

This statement relates to shares of the common stock, par value $0.25 per share (the “Common Stock”), of Capital Southwest Corporation, (the “Issuer”) whose principal executive offices are located at 12900 Preston Road, Suite 700, Dallas, TX 75230. This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Amended Schedule 13D filed on June 9, 2014 (“Amendment No. 2”), which amended and supplemented the Schedule 13D filed on May 31, 2012 (as corrected on August 23, 2013), (the “Original 13D”) by Zuckerman Investment Group, LLC (“ZIG”), Sherwin A. Zuckerman, and Daniel R. Zuckerman (collectively, the “Reporting Persons”) with respect to the Common Stock of the Issuer.

Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Original 13D and/or Amendment No. 1 and/or Amendment No. 2. The Reporting Persons are filing this Amendment No. 3 to report that, as a result of certain sales of the Issuer’s Common Stock in ordinary market transactions (see Item 5), the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock has increased by more than one percent since the filing of Amendment No. 2. Except as specifically amended by this Amendment No. 3, the disclosure in the Original 13D, as amended by Amendment No. 2, remains in full force and effect.

Item 2.	Identity and Background

(a)-(b)	Zuckerman Investment Group, LLC

155 N. Wacker Drive

Suite 1700

Chicago, IL 60606

Illinois

Sherwin A. Zuckerman

155 N. Wacker Drive

Suite 1700

Chicago, IL 60606

Illinois

Daniel R. Zuckerman

155 N. Wacker Drive

Suite 1700

Chicago, IL 60606

Illinois

(c)	Zuckerman Investment Group, LLC (“ZIG”) is a registered investment adviser that manages balanced, equity and fixed income portfolios for high net worth individuals and families, trusts, limited partnerships, retirement plans, and charitable foundations. It provides investment advice, counseling and portfolio management on both a discretionary and non-discretionary basis through the use of separately managed accounts. Sherwin A. Zuckerman is the Chairman, Co-CEO and a Class A Shareholder of ZIG and Daniel R. Zuckerman is the Co-CEO and a Class A and Class B shareholder of ZIG, and thus each may be considered the beneficial owners of the Common Stock beneficially owned by ZIG. Each of the reporting persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e)	None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a)-(b) above

Item 3.	Source and Amount of Funds or Other Consideration

The Funds used for the purchase of the Common Stock were the invested funds of ZIG’s advisory clients and Sherwin Zuckerman and Daniel Zuckerman. A total of approximately $36,872,800 was paid to acquire such Common Stock. The Common Stock was acquired in open market purchases in the ordinary course of ZIG’s business and is held in separate accounts maintained for each of ZIG’s advisee clients and Sherwin Zuckerman and Daniel Zuckerman at one or more independent banks and/or brokerage firms. No shares were purchased on margin.

Item 4.	Purpose of Transaction

The responses set forth in Item 4 of the Original 13D and Amendment No. 2 are hereby amended and supplemented as follows:

ZIG acquired, for investment purposes on behalf of the accounts of certain investment advisory clients of ZIG over which ZIG has investment discretion (including but not limited to certain accounts of Sherwin A. Zuckerman and Daniel R. Zuckerman), the shares of the Common Stock reported herein as beneficially owned by the Reporting Persons. From time to time ZIG has also sold shares of the Common Stock for the accounts of such investment advisory clients. ZIG’s purchases and sales were made in the ordinary course of its business as a registered investment adviser and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect. (See Item 5(c) for a list of transactions). The shares of Common Stock over which ZIG currently exercises control or discretion are beneficially owned by certain investment advisory clients of ZIG on whose behalf ZIG has discretionary investment authority (including but not limited to certain accounts of Sherwin A. Zuckerman and Daniel R. Zuckerman). ZIG, on behalf of such investment advisory clients, may in the future purchase additional shares of the Common Stock or dispose of some or all of such shares in open-market transactions or privately negotiated transactions. Other than as described herein and the Original Schedule 13D, as subsequently amended by Amendment No. 1 and Amendment No. 2, ZIG does not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Incorporated by reference to Items (7)-(11) and (13) of the cover page relating to each filing person.

(c) In the sixty (60) days prior to the date which triggered the filing of this Amendment No. 3 (September 25, 2014), ZIG purchased and sold shares of the Common Stock in open market transactions. A list of those transactions is provided below:

Date of		Shares
Purchase/Sale	Price	Purchased (Sold)
7/29/2014	36.56	(270)
8/1/2014	35.74	250
8/1/2014	35.76	25
8/1/2014	35.48	765
8/1/2014	35.73	95
8/4/2014	36.00	60
8/4/2014	35.81	210
8/6/2014	35.89	40
8/6/2014	35.86	140
8/6/2014	35.60	315
8/6/2014	35.64	2,050
8/6/2014	35.81	55
8/7/2014	35.61	10
8/7/2014	35.45	3,000
8/7/2014	35.73	350
8/14/2014	35.79	470
8/15/2014	35.00	360
8/26/2014	36.00	1,100
8/27/2014	36.22	9,870
8/28/2014	36.35	5,000
8/29/2014	36.45	5,955
9/2/2014	40.00	35,405
9/3/2014	39.79	130
9/3/2014	40.00	345
9/3/2014	40.00	965
9/4/2014	39.99	500
9/4/2014	40.16	410
9/5/2014	40.17	135
9/5/2014	40.58	135
9/8/2014	40.42	70
9/9/2014	39.47	3,840
9/10/2014	39.38	12,400
9/11/2014	39.45	7,300
9/12/2014	39.99	10,349
9/15/2014	40.03	6,000
9/22/2014	38.84	6,333
9/23/2014	38.73	17,778
9/24/2014	38.77	6,011
9/25/2014	39.02	435
9/25/2014	38.19	4,225
9/25/2014	38.72	2,795
9/25/2014	38.79	10,114

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

On May 31, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D (including any and all amendments thereto) with respect to securities of the Issuer. A copy of that agreement is attached to the Original 13D as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

All of the materials filed as exhibits to the Original Schedule 13D and Amendment No. 2 are incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated this 1st day of October, 2014

ZUCKERMAN INVESTMENT GROUP, LLC

By:	/s/ Daniel R. Zuckerman
Name: Daniel R. Zuckerman
Title: CEO

Sherwin A. Zuckerman

Daniel R. Zuckerman